UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 27, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:   ANGLOGOLD ASHANTI LIMITED APPROVED TO LIST ON A2X

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE

ANGLOGOLD ASHANTI APPROVED TO LIST ON A2X
AngloGold Ashanti Limited (AngloGold Ashanti) has been approved for a secondary listing on A2X
Markets (A2X) and its shares will be available for trade on A2X from 3 June 2022.

AngloGold Ashanti believes the A2X listing allows a new, competitively priced, alternative platform for investors to trade shares of the Company.

AngloGold will retain its listings on the Johannesburg Stock Exchange, NYSE, the Australian Stock
Exchange and Ghana Stock Exchange. AngloGold Ashanti’s issued share capital will be unaffected by the additional listing on A2X.

A2X is a licensed stock exchange authorised to provide a secondary listing venue for companies and is regulated by the Financial Sector Conduct Authority and Prudential Authority, South African
Reserve Bank in South Africa in terms of the Financial Markets Act 19 of 2012. A2X has listings from several other key sectors, including media, banking, retail, FMCG, financial services, insurance, healthcare and telecommunications.

ENDS
27 May 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Chipo Mrara
+27 11 637 6012/+27 60 571 0797
camrara@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Andrea Maxey
+61 08 9435 4603/+61 400 072 199
amaxey@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273/+27 78 364 2080
yrchowthee@anglogoldashanti.com

Website:   www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 27, 2022
By: /s/   LM GOLIATH
Name: LM Goliath
Title: Company Secretary